Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero
Partner
jcorriero@stradley.com
215.564.8528

August 3, 2022

VIA EDGAR
Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”)
Registration Statement on Form N-1A
File No.333-257356 / 811-23710

Dear Mr. Oh:

I am writing in response to comments you provided on July 13, 2022, to Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on May 27, 2022, to register shares of the series of the Trust identified on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”).  We will respond to comments provided to the Amendment in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of the Amendment. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

General Comments

1.
Comments made with respect to a particular named Fund, to the extent applicable, apply to all other Funds in the Amendment.  Where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)).  Finally, comments made to the Amendment could apply to other Post-Effective Amendments for the Trust where simultaneously reviewed by the staff.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

RESPONSE:  The Trust acknowledges the staff’s comment.

2.
Please ensure that all information in the Amendment that is currently incomplete and/or bracketed will be completed in the next filed Post-Effective Amendment pertaining to the Funds.

RESPONSE:  The Trust acknowledges the staff’s comment and confirms that all information, except for the estimated Par Up Rates, will be completed in the next Post-Effective Amendment pertaining to the Funds that is filed pursuant to Rule 485(b) under the Securities Act. As previously communicated to, and acknowledged by, the staff, the Trust notes that the estimated Par Up Rates will not be included in the Post-Effective Amendment for the Funds filed pursuant to Rule 485(b) under the Securities Act because those rates will be determined at the time of the launch of each Fund and, therefore, can only be included in a supplement to the Prospectus at that time.  Those rates are largely driven by market conditions at the time the options contracts are transacted and, therefore, including anticipated rates at the time of effectiveness instead of actual rates upon launch would result in inaccurate information.  The Trust notes that leaving those rates blank in the Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act is consistent with how other funds targeting particular outcomes have been operating.

Prospectus Comments

Fund Summary – Growth-Linked Funds

             Investment Objective

3.
The investment objective states, “[t]he Fund seeks to provide capital appreciation consistent with a portfolio of growth-oriented equity securities, with the potential for lower downside exposure than owning equities directly.”  Consider adding the word “exposure,” so that the objective reads, “consistent with exposure to….”  In addition, consider changing the term “lower” to “less” for clarity.

RESPONSE:  The Trust will modify the term “lower” to “less” per the staff’s comment. The Trust notes that the reference to “consistent with a portfolio of growth-oriented equity securities,” however, is intended to imply that equities are not held directly and therefore believes that portion of the investment objective is appropriately drafted.

             Fees and Expenses of the Fund

4.	Please provide a completed fee table and expense example in your response for each Fund. RESPONSE: Each Fund is anticipated to have the same expenses and, therefore,

the below fee table and expense example apply to all Funds:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the example below do not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed below would be higher.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)	0.18%
Total Annual Fund Operating Expenses	1.42%
Fee Waiver and/or Expense Reimbursement(2)(3)	(0.33)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.09%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
(2)
The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to 0.84% of the Fund's average daily net assets (the “Expense Limitation Agreement”) until at least April 29, 2024. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”). Milliman may recoup from the Fund any advisory fees waived or expenses reimbursed pursuant to the Expense Limitation Agreement for a period of three years from the date on which such waiver or reimbursement occurred; provided, however, that such recoupment shall not be made if it would cause the Fund’s total annual Fund operating expenses to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the expense limitation in effect at the time of recoupment, if any.

(3)
In addition to the Expense Limitation Agreement, Milliman has contractually agreed to waive its advisory fees in an amount equal to the Fund’s acquired fund fees and expenses until at least April 29, 2024 (the “Fee Waiver”). This contract cannot be terminated or modified without the consent of the Board.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. This example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Expense Limitation Agreement and Fee Waiver remain in place for their contractual periods. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

	1 Year	3 Years
Class 3	$111	$393

This example does not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed above would be higher.

5.
The termination dates for fee waivers and/or expense reimbursement agreements in footnotes 2 and 3 in the fee tables for the Funds are blank.  Please ensure those dates are at least one year from the effective date of the Amendment.

RESPONSE:  The Trust confirms that the termination dates for such fee waivers and/or expense reimbursements will be at least one year from the effective date of the Amendment.

Principal Investment Strategies

6.
The principal investment strategies disclosure provides, “[t]he Fund seeks to achieve its investment objective over a six-month exposure period by investing its assets in … FLexible EXchange® Options (“FLEX Options”) on individual common stocks (the “Growth Sleeve”)….”  Please confirm whether this should refer to “U.S.” common stocks.

RESPONSE:  The Trust confirms that the disclosure is correct as originally drafted, as the common stocks underlying the Growth Sleeve are not required to be comprised entirely of U.S. common stocks.

7.	Please disclose the anticipated allocations between the Growth Sleeve and AFIS The Bond Fund of America.

RESPONSE:  The Trust notes that this disclosure already provides that the amount of assets allocated to the options strategy will be “equal to the amount of the Fund’s net assets required to purchase long call FLEX Options with notional exposure to the Optionable Universe approximately equal to 100% of the Fund’s net assets at the beginning of the Exposure Period.”  The disclosure also provides that “Milliman will invest the remainder of the Fund’s assets in AFIS The Bond Fund of America.”

8.
The principal investment strategies disclosure provides information on the AFIS The Bond Fund of America.  Please provide additional disclosure around that fund’s 60% investment allocation and other strategies noted.

RESPONSE:  The information provided for AFIS The Bond Fund of America is based on disclosure provided by that fund in its prospectus.  The Trust does not believe it is appropriate to modify the Funds’ prospectus to refer to information not included in the prospectus for AFIS The Bond Fund of America.  Accordingly, the Trust believes the disclosure is fulsome and appropriate as drafted.

9.
Please describe supplementally how derivatives will be valued for purposes of the Funds’ 80% policies adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 (each, a “Names Rule Policy”).  The staff’s position is that derivatives should be valued based on their market value.

RESPONSE:  The Trust confirms that, to the extent consistent with applicable SEC and staff guidance, derivatives counted towards a Fund’s Names Rule Policy will be valued based on their market value.

10.
The last sentence of the paragraph including the Names Rule Policy states, “[f]or purposes of this policy, an investment in shares of AFIS The Bond Fund of America is an investment in a U.S. issuer.”  Please confirm why this statement was included.

RESPONSE:  The referenced sentence will be removed.

11.
The next paragraph in the principal investment strategies section provides, “[t]he Fund’s investment in a combination of the Growth Sleeve and AFIS The Bond Fund of America is intended to provide diversification across multiple asset classes.”  Please modify the reference to “multiple” because there are only two asset classes—equities and bonds.

RESPONSE:  The reference to “multiple” has been revised to “different.”

12.
Please include disclosure regarding investments in small capitalization companies in the Principal Investment Strategies section to correspond to the inclusion of “Small Capitalization Companies Risk” in the Principal Risks section.

RESPONSE:  The following sentence will be added to the principal investment strategies section of the applicable Funds:

The Optionable Universe may include exposure to stocks of small capitalization companies.

Principal Risks

13.
The disclosure under Risks of Investing in AFIS The Bond Fund of America provides that “[a]n investor holding AFIS The Bond Fund of America directly would incur lower overall expenses but would not receive the benefit of the Growth Sleeve or the Fund’s options strategy.”  Please confirm whether “or” should be changed to “and.”

RESPONSE:  The Trust will change “or” to “and.”

Management

14.	In the section of the prospectus entitled Management – Portfolio Managers, please include both the month and year of the date on which each portfolio manager began managing each Fund.

RESPONSE:  The Trust will make the requested change.

            Fund Summary – Value-Linked Funds

           General Comments

15.	Please incorporate all applicable comments made to the Growth-Linked Funds.

RESPONSE:  The Trust confirms that applicable comments made to the Growth-Linked Funds will be made to the Value-Linked Funds.

Principal Investment Strategies

16.
The principal investment strategy disclosure provides that the Optionable Universe includes those common stocks “that the Sub-Adviser believes have opportunities for current and potential income as well as long-term growth over the Exposure Period.”  This disclosure does not align with the name of the Value-Linked Funds, which includes the term “Value,” which is in contrast to the same disclosure for the Growth-Linked Funds, which specifically incorporates the term “growth” into this same sentence.  Please revise this language for the Value-Linked Funds to incorporate the term “value.”

RESPONSE:  The disclosure will be revised as follows:

The eligible reference assets for the Fund’s FLEX Options positions will be comprised of those common stocks of companies that Capital International, Inc., the Fund’s investment sub-adviser (the “Sub-Adviser”), provides to Milliman Financial Risk Management LLC, the Fund’s investment adviser (“Milliman”), and that the Sub-Adviser believes are value-oriented by providing ~~have~~ opportunities for current and potential income as well as long-term growth ~~over the Exposure Period~~ (the “Optionable Universe”).

Additional Information About the Funds and the Risks of Investing

 Additional Information About the Funds’ Investment Objectives

17.
The disclosure provides that “[e]ach Fund seeks to provide capital appreciation consistent with a portfolio of growth- or value-oriented equity securities, with the potential for lower downside exposure than owning equities directly, as specified in each Fund’s name.”  Please modify this disclosure to align with changes in response to Comment 3.  Also, please clarify the reference to “as specified in each Fund’s name.”

RESPONSE:  The Trust confirms that the disclosure of each Fund’s investment objective will align with the revisions noted in response to Comment 3.  In addition, the reference to “as specified in each Fund’s name” is intended to refer to the growth- or value-oriented nature of each Fund’s strategy.  In order to clarify the statement, the sentence will be revised to move “as specified in each Fund’s name”

immediately after the reference to “growth- or value-oriented equity securities” as noted below:

Each Fund seeks to provide capital appreciation consistent with a portfolio of growth- or value-oriented equity securities, as specified in each Fund’s name, with the potential for ~~lower~~ less downside exposure than owning equities directly~~, as specified in each Fund’s name~~.

18.	Please add disclosure to the paragraph regarding temporary defensive positions noting that, during those times, the Funds may not meet their investment objectives.

RESPONSE:  The disclosure will be revised as follows:

For temporary defensive purposes, a Fund or AFIS The Bond Fund of America may invest without limitation in cash or cash equivalents, including commercial paper and short-term securities issued by the U.S. government, its agencies and instrumentalities. A larger percentage of such holdings could impact the investment results of a Fund or AFIS The Bond Fund of America in a period of rising market prices. Alternatively, a larger percentage of such positions could reduce the magnitude of loss in the portfolio of a Fund or AFIS The Bond Fund of America in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.  In addition, during such times, the Fund and/or AFIS The Bond Fund of America may not achieve their/its investment objective.

Additional Information About the Growth Sleeve and the Value Sleeve

19.
The disclosure provides that “[w]hile the Growth Sleeve and the Value Sleeve are primarily comprised of FLEX Options on U.S. common stocks, each may include FLEX Options on common stocks of issuers domiciled outside the U.S., including, to a more limited extent, in emerging markets.”   Please include this disclosure in the Principal Investment Strategies section, along with the principal risks.

RESPONSE:  The Trust notes that exposure to any non-U.S. common stocks would only be available for inclusion in each Fund’s 20% bucket (due to having Names Rule Policies tied to U.S. investments) and, therefore, the referenced disclosure is not a principal strategy or risk for any Fund.

Additional Information About the Risks of Investing in the Funds

20.
The disclosure includes the following risks: OTC Options Risk, Foreign Securities Risk, Emerging Markets Securities Risk and Operational Risk.  Please include these risks in the Principal Risks section for each Fund or clarify in the disclosure that these are not principal.

RESPONSE:  The Trust confirms that the referenced risks are not principal risks.

In addition, the Trust notes that the section title makes clear that the information is “Additional Information” about the risks of investing in the Funds and that all principal risks are identified in the Funds’ Principal Risks sections.  As a result, the Trust does not believe that any additional disclosure is necessary.

21.
The disclosure indicates that the Funds may transact in over-the-counter (“OTC”) options.  Please confirm whether the Funds will only transact in OTC options based on U.S. platforms.  If these may be on foreign platforms, the staff may have additional comments.

RESPONSE:  The Trust confirms that any OTC options transactions would be conducted on U.S. platforms.

Back Cover Page Disclosure

22.	Please ensure that the Trust has all disclosure required by Form N-1A. Specifically, please include disclosure regarding how shareholders may make inquiries to the Funds.

RESPONSE:  The Trust confirms that the disclosure will be revised to state the following:
Investors may make inquiries to the Funds or obtain (upon request and without charge) the Funds’ SAI, annual and/or semi-annual reports, once issued, by:….

SAI Comments

23.
The fundamental policies included under Fundamental Investment Restrictions include the statement, “except to the extent permitted by the 1940 Act….”  Please provide additional disclosure after the list of fundamental investment restrictions to specify the actual limitations under the 1940 Act so that the reader knows exactly what those restrictions are.

RESPONSE:  The Trust acknowledges the staff’s comment but believes that specifying current interpretations of the SEC or its staff with respect to each fundamental investment restriction could create the potential for inaccurate statements in the disclosure should there be amendments or interpretive changes to such restrictions. In addition, Item 16(c) of Form N-1A states that a Fund must “[d]escribe [its] policy with respect to each of the” enumerated policies but does not go as far as to state that a Fund must also clarify all interpretations and SEC guidance on such policies.  As a result, and because the staff recently reviewed the current disclosure in connection with the effectiveness of the Trust’s Registration Statement in December of 2021, the Trust believes no additional clarifications are necessary.  Nonetheless, the Trust notes the section of each Fund’s SAI entitled Description of the Funds and Their Investments and Risks – Other Investments,

Investment Techniques and Risks – Borrowing already provides the 1940 Act limitations on borrowings.

24.
In the table included under Trustees and Executive Officers of the Trust, the disclosure for Number of Funds in Fund Complex Overseen by Trustees is different between the Amendment and the other Post-Effective Amendments recently filed for the Trust.  Please reconcile these differences so that all filings reference the same number of Funds.

RESPONSE:  The Trust notes that these differences are intentional and not inconsistent.  Because none of these filings are effective, the Number of Funds in Fund Complex Overseen by Trustees in each filing includes only the existing series of the Trust plus the additional series included in the relevant filing.  As these filings go effective, the number of funds will be revised accordingly.

Part C Comments

25.	Please confirm that any documents incorporated by reference into the Amendment have been hyperlinked, as applicable.

RESPONSE:  The Trust confirms that documents incorporated by reference into the Amendment will be hyperlinked to the extent required.

26.	Item 28(c)(iii) refers to “Part B, Statement of Additional Information – Item 22.” Please revise this cross-reference to refer to the named section of the SAI.

RESPONSE:  The Trust confirms that the disclosure will be revised to reference the Additional Information Concerning the Trust section of the SAI.

27.	On the signature page, please change Adam Schenck’s title from “Trustee” to “President.”

RESPONSE:  The Trust confirms that the title will be revised as requested.

Additional Comments

28.
Please provide a response letter in the form of EDGAR correspondence at least several days before effectiveness of the Amendments. We remind you that the Trust and management are responsible for the accuracy of disclosure in the Amendments notwithstanding review or actions by the staff.

* * *

            Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,

/s/ Joel Corriero
Joel Corriero

cc:       Ehsan Sheikh
Alan Goldberg
Shawn Hendricks

Appendix A

1.	Milliman – American Funds® U.S. Growth-Linked Fund – Mar/Sep
2.	Milliman – American Funds® U.S. Growth-Linked Fund – May/Nov
3.	Milliman – American Funds® U.S. Growth-Linked Fund – Jan/Jul
4.	Milliman – American Funds® U.S. Value-Linked Fund – Apr/Oct
5.	Milliman – American Funds® U.S. Value-Linked Fund – Jun/Dec
6.	Milliman – American Funds® U.S. Value-Linked Fund – Feb/Aug